UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 – Final Amendment)*

QIWI plc
(Name of Issuer)

American Depositary Shares, each representing one Class B Ordinary Share, having a nominal value of €0.0005 per share
(Title of Class of Securities)

74735M108
(CUSIP Number)

Alexander Tarabrin
2/4 Letnikovskaya Street, 115114, Moscow, Russia
+7 (495) 232-03-00
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Otkritie Holding JSC[1]
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Russian Federation
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,200,201[2]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,200,201
11.	Aggregate amount beneficially owned by each reporting person 2,200,201
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.88%[3]
14.	Type of reporting person (see instructions) CO

1	Otkritie Holding JSC is a joint stock company organized under the laws of Russian Federation (“Otkritie Holding”).
2	ADSs representing Class B ordinary shares held by OICL, which is an indirect wholly-owned subsidiary of Otkritie Holding.
3
Based on 45,080,461 Class B ordinary shares outstanding as of March 17, 2017, as disclosed by QIWI in its Annual Report on Form 20-F. The 2,200,201 Class B shares referred to above represent approximately 3.63% of the total outstanding share capital of the Issuer, based on 60,597,034 Class A and Class B ordinary shares outstanding as of March 17, 2017, as disclosed by QIWI in its Annual Report on Form 20-F.

1.	Names of reporting persons Otkritie Investments Cyprus Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Cyprus
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,200,201
	8.	Shared voting power 0
	9.	Sole dispositive power 2,200,201
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,200,201
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.88%[5]
14.	Type of reporting person (see instructions) CO

5
Based on 45,080,461 Class B ordinary shares outstanding as of March 17, 2017, as disclosed by QIWI in its Annual Report on Form 20-F. The 2,200,201 Class B shares referred to above represent approximately 3.63% of the total outstanding share capital of the Issuer, based on 60,597,034 Class A and Class B ordinary shares outstanding as of March 17, 2017, as disclosed by QIWI in its Annual Report on Form 20-F.

Explanatory Note:

This Amendment No. 6 to Schedule 13D (the “Amendment”) is filed by Otkritie Holding JSC and Otkritie Investments Cyprus Limited to amend the Schedule 13D related to the Class B ordinary shares of QIWI previously filed by OICL with the Securities and Exchange Commission on June 12, 2015 and amended by Amendment No. 1 filed on June 23, 2015, Amendment No. 2 filed on February 27, 2017, Amendment No. 3 filed on May 31, 2017, Amendment No. 4 filed on June 9, 2017 and Amendment No. 5 filed on August 4, 2017 (as so amended, the “Schedule 13D”). This Amendment is filed to disclose the items contained herein.  This Amendment No. 6 is the final amendment to the Schedule 13D and is an exit filing.

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 29, 2017, the Central Bank of Russia (the “CBR”) as part of its plan on financial rehabilitation of Public Joint-Stock Company «Bank Otkritie Financial Corporation» (“Bank Otkritie”) introduced temporary administration at Bank Otkritie.  As a result, CBR representatives replaced the executive bodies of Bank Otkritie and effectively assumed all decision-making authority over Bank Otkritie.  Otkritie Holding no longer has voting or dispositive power over QIWI ADSs held by Bank Otkritie.  As such, Otkritie Holding and OICL are no longer in a group with Bank Otkritie for purposes of Schedule 13D reporting obligations.

As a result of the transactions described herein, Otkritie Holding and OICL currently beneficially own 2,200,201 ADSs representing Class B ordinary shares, which represents less than 5% of Class B ordinary shares outstanding, based on 45,080,461 Class B ordinary shares outstanding as of March 17, 2017, as disclosed by QIWI in its Annual Report on Form 20-F.  The filing of this Amendment No. 6 represents the final amendment to the Schedule 13D and constitutes an exit filing for Otkritie Holding and OICL.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See Exhibit A hereto, which is incorporated herein by reference.

(b)	See Exhibit A hereto, which is incorporated herein by reference.

(c)	On August 25, 2017, as part of an internal transfer, Otkritie Holding sold Bank Otkritie a total of 3,848,069 ADSs at a price of $17.30 per ADS.

On August 29, 2017, as part of an internal transfer, Otkritie Holding sold Bank Otkritie a total of 1,434,309 ADSs at a price of 965 Roubles per ADS.

On October 11, 2017, OICL purchased 1,225,000 ADSs at a price of 985 Roubles per ADS and 833,00 ADSs at a price of 985 Roubles per ADS in two privately negotiated transactions.

(d)
Otkritie Holding and OICL expect to enter into repurchase, buy and sell back and other similar transactions with third parties from time to time covering ADSs they beneficially own, and also may loan, pledge, hypothecate or sell ADSs to third parties. Such third parties may then hold an interest in some or all of Otkritie Holding’s and OICL’s ADSs, including the right to receive dividends and other distributions thereon and to sell or transfer such ADSs.

(e)	August 25, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2017

Otkritie Investments Cyprus Limited

/s/ Kristina Khakhulina
Name

Director
Title

Otkritie Holding JSC

/s/ Vadim Belyaev
Name

General Director
Title

SCHEDULE A

Persons other than Individuals:

Name:	Address of Principal Office and Principal Business	Organisation

Elinova Holding Ltd	Griva Digeni, 105, 1st floor, Flat/Office 102B, 3101, Limassol, Cyprus	Cyprus

Individuals:
Name:	Title/Principal Occupation or Employment	Citizenship

Maria Pitta	Director of Otkritie Investments Cyprus Limited	Cyprus

Androulla Mantoles	Director of Otkritie Investments Cyprus Limited	Cyprus

Kristina Khakhulina	Director of Otkritie Investments Cyprus Limited	Russian Federation

Alexander Kupriyanov	Director of Otkritie Investments Cyprus Limited	Cyprus

Athanasis Neophytou	Director of Elinova Holding Ltd	Cyprus

Christos Neophytou	Director of Elinova Holding Ltd	Cyprus

Mariia Cherviakova	Director of Elinova Holding Ltd	Russian Federation

Ruben Abelovich Aganbegyan	Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

Vadim Stanislavovich Belyaev	General Director of Otkritie Holding JSC / Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

Kirill Gennadievich Androsov	Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

Olga Vladimirovna Plaksina	Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

Dmitry Zakerievich Romaev	Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

The business address for directors of Otkritie Holding JSC is Letnikovskaya street, 2, building 4, Moscow, 115114, Russia.

The business address for Maria Pitta, Androulla Mantoles, Kristina Khakhulina and Alexander Kupriyanov is Griva Digeni, 105, 1st floor, Flat/Office 102C, 3101, Limassol, Cyprus.

The business address for Athanasis Neophytou, Christos Neophytou and Mariia Cherviakova is 105, 1st floor, Flat/Office 102B, 3101, Limassol, Cyprus.

Each individual listed in the table above disclaims beneficial ownership of the Class A and/or B ordinary shares that may be beneficially owned by each of the other entities and individuals listed in this Schedule A and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

EXHIBIT A

Item 5(a)&(b) – Interest in Securities of the Issuer

		Class B
		Shares

(a)	Amount Beneficially Owned
	Otkritie Holding JSC	2,200,201
	Elinova Holdings Ltd.	2,200,201
	Otkritie Investments Cyprus Limited	2,200,201

(b)	Percent of class
	Otkritie Holding JSC	4.88%
	Elinova Holdings Ltd.	4.88%
	Otkritie Investments Cyprus Limited	4.88%

(c)	Number of Shares as to which such person has:
	(i) Sole power to vote or to direct the vote:
	Otkritie Holding JSC	0
	Elinova Holdings Ltd.	0
	Otkritie Investments Cyprus Limited	2,200,201

	(ii) Shared power to vote or to direct the vote:
	Otkritie Holding JSC	2,200,201
	Elinova Holdings Ltd.	2,200,201
	Otkritie Investments Cyprus Limited	0

	(iii) Sole power to dispose or to direct the disposition of:
	Otkritie Holding JSC	0
	Elinova Holdings Ltd	0
	Otkritie Investments Cyprus Limited	2,200,201

	(iv) Shared power to dispose or to direct the disposition of:
	Otkritie Holding JSC	2,200,201
	Elinova Holdings Ltd	2,200,201
	Otkritie Investments Cyprus Limited	0

Explanatory Note:

Elinova Holding Ltd may be deemed to beneficially own 100% of the ADSs representing Class B ordinary shares beneficially owned by Otkritie Investments Cyprus Limited by virtue of its direct ownership of 100% of the shares in Otkritie Investments Cyprus Limited. Elinova Holding Ltd is a direct wholly-owned subsidiary of Otkritie Holding JSC.